NEWS RELEASE

STRATASYS RELEASES THIRD QUARTER 2018 FINANCIAL RESULTS

Third Quarter Revenue of $162.0 million

Third Quarter GAAP net loss of $0.7 million, or ($0.01) per diluted share, and non-GAAP net income of $5.7 million, or $0.11 per diluted share

Generated $5.0 million of cash from operations during the quarter

Minneapolis & Rehovot, Israel, November 1, 2018 — Stratasys Ltd. (NASDAQ: SSYS) announced financial results for the third quarter of 2018.

Q3 2018 Financial Results Summary:
Revenue for the third quarter of 2018 was $162.0 million, compared to $155.9 million for the same period last year.

●	GAAP gross margin was 48.7% for the quarter, compared to 48.3% for the same period last year.
●	Non-GAAP gross margin was 52.1% for the quarter, compared to 52.5% for the same period last year.
●	GAAP operating income for the quarter was $3.4 million, compared to operating loss of $6.9 million for the same period last year.
●	Non-GAAP operating income for the quarter was $8.2 million, compared to operating income of $8.1 million for the same period last year.
●	GAAP net loss for the quarter was $0.7 million, or ($0.01) per diluted share, compared to a net loss of $10.2 million, or ($0.19) per diluted share, for the same period last year.
●	Non-GAAP net income for the quarter was $5.7 million, or $0.11 per diluted share, compared to Non-GAAP net income of $4.1 million, or $0.08 per diluted share, reported for the same period last year.
●	GAAP R&D expenses, net for the quarter amounted to $25.8 million, an increase of 18.5% compared to the same period last year.
●	The Company generated $5.0 million in cash from operations during the third quarter and ended the period with $348.9 million in cash and cash equivalents.

“We are pleased with our results this quarter, reflecting continued strength in our high-end systems orders, utilization rates and our parts services business,” said Elchanan (Elan) Jaglom, Interim Chief Executive Officer of Stratasys. “The level of engagement we are experiencing with customers in our key verticals is encouraging, as we highlighted at the recent International Manufacturing Technology Show. And we are excited about the innovation we plan to bring to market to drive incremental, long-term opportunities, as we continue to invest in new products and materials across our portfolio of FDM and PolyJet technologies, our new metal additive manufacturing platform, and advanced composite materials.”

Financial Guidance:
Stratasys today updated the following information regarding the Company’s guidance for projected revenue and net income for the fiscal year ending December 31, 2018:

●	Revenue guidance of $670 to $680 million, compared to previous guidance of $670 to $700 million.
●	GAAP net loss of $10 to $2 million, or ($0.19) to ($0.04) per diluted share, compared to previous guidance of net loss of $41 to $25 million, or ($0.75) to ($0.46) per diluted share.
●	Non-GAAP net income of $27 to $30 million, or $0.50 to $0.55 per diluted share, compared to previous guidance of net income of $16 to $27 million, or $0.30 to $0.50 per diluted share.
●	Non-GAAP operating margins are unchanged at 4.5% to 6%.

Stratasys also updated the following guidance regarding the Company’s projected performance and strategic plans for 2018:

●	Capital expenditures are projected at $25 to $35 million, compared to previous projection of $30 to $40 million.

The Company’s guidance reflects increased investments in R&D, tools, materials, and additional resources aimed at expanding addressable markets by accelerating development efforts for the new metal additive manufacturing platform, further advancements based on its FDM and PolyJet technologies, and specific go-to-market initiatives in order to deepen customer engagement.

Given the expected ongoing negative impact of not recording a tax benefit on U.S. tax losses on the Company’s non-GAAP net income, the Company believes that the rate of growth in its non-GAAP operating income is the best measure of its performance.

Non-GAAP earnings guidance excludes $34 million of projected amortization of intangible assets; $16 to $17 million of share-based compensation expense; net gains from divestitures of $23 to $22 and reorganization related expense of $6 to $7 million; and includes ($1) to $1 million in tax expenses (income) related to non-GAAP adjustments.

“We ended the quarter with positive cash generation and expense controls that drove efficiencies and maintained operational discipline as we continue to invest in research and development to expand our portfolio,” continued Jaglom. “We believe we have the best go-to-market execution strategy in the industry and are focused on delivering new, innovative solutions in the coming years that will drive strong, profitable top and bottom-line growth.”

Stratasys Ltd. Q3 2018 Conference Call Details

The Company plans to hold the conference call to discuss its third quarter financial results on Thursday, November 1, 2018 at 8:30 a.m. (ET).

The investor conference call will be available via live webcast on the Stratasys Website at www.stratasys.com in the "Investor Relations" section; or directly at the following web address: https://edge.media-server.com/m6/p/a8omzkp4.

To participate by telephone, the domestic dial-in number is (866) 394-5776 and the international dial-in is (409) 350-3596. The access code is 2963439.

Investors are advised to dial into the call at least ten minutes prior to the call to register. The webcast will be available for 90 days on the "Investors" page of the Stratasys Website or by accessing the provided web address.

Stratasys is a global leader in additive manufacturing or 3D printing technology, and is the manufacturer of FDM® and PolyJet™ 3D Printers. The Company’s technologies are used to create prototypes, manufacturing tools, and production parts for industries, including aerospace, automotive, healthcare, consumer products and education. For 30 years, Stratasys products have helped manufacturers reduce product-development time, cost, and time-to-market, as well as reduce or eliminate tooling costs and improve product quality. The Stratasys 3D printing ecosystem of solutions and expertise includes: 3D printers, materials, software, expert services, and on-demand parts production. Online at: www.stratasys.com, http://blog.stratasys.com and LinkedIn.

Stratasys is a registered trademark and the Stratasys signet is a trademark of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks are the property of their respective owners.

Cautionary Statement Regarding Forward-Looking Statements

The statements in this press release regarding Stratasys' strategy, and the statements regarding its projected future financial performance, including the financial guidance concerning its expected results for 2018, are forward-looking statements reflecting management's current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the degree of market acceptance of our 3D printers, high-performance systems and consumables, and the software and technology included in those systems; potential declines in the demand for, or the prices of, our products and services, or volume of our sales, due to decreased demand either for them specifically or in the 3D printing market generally; potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets; potential shifts in our product mix to lower-margin products or in our revenues mix towards our AM services business; any failure to adequately adapt our infrastructure and properly integrate the internal and external sources of our growth to generate intended benefits (including from the companies that we recently acquired); the impact of competition and new technologies; risks related to our relationships with our suppliers, resellers and independent sales agents, and our operations at our manufacturing sites; risks related to the international scope of our operations and regulatory compliance (including reporting, environmental, anti-corruption and other regulatory compliance) related to that scope of operations; risks related to the security of our information systems (including risks related to potential cyber-attacks); changes in the overall global economic environment or in political and economic conditions in the countries in which we operate; changes in our strategy; costs and potential liability relating to litigation and regulatory proceedings; and those additional factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, Item 5, “Operating and Financial Review and Prospects,” and all other parts of our Annual Report on Form 20-F for the year ended December 31, 2017 (the “2017 Annual Report”), filed with the Securities and Exchange Commission (the “SEC”) on February 28th, 2018. Readers are urged to carefully review and consider the various disclosures made throughout our 2017 Annual Report, and the Report on Form 6-K that attaches Stratasys’ unaudited, condensed consolidated financial statements as of, and for the quarter and nine months ended, September 30, 2018, and its review of its results of operations and financial condition for those periods, which has been furnished to the SEC on or about the date hereof, and our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, in this press release are made as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Use of non-GAAP financial measures

The non-GAAP data included herein, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our Company in gauging our results of operations (x) on an ongoing basis after excluding mergers, acquisitions and divestments related expense or gains and reorganization-related charges or gains, and (y) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets, changes in fair value of obligations in connection with acquisitions and the corresponding tax effect of those items. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table below.

Stratasys Investor Relations
Yonah Lloyd
Vice President - Investor Relations
Yonah.Lloyd@stratasys.com

Stratasys Ltd.

Consolidated Balance Sheets

(Unaudited)

(in thousands, except share data)
	September 30,	December 31,
	2018	2017
ASSETS
Current assets
Cash and cash equivalents	$348,887	$328,761
Accounts receivable, net	129,477	132,671
Inventories	118,075	115,717
Net investment in sales-type leases	3,489	7,208
Prepaid expenses	5,932	7,696
Other current assets	41,870	22,858

Total current assets	647,730	614,911

Non-current assets
Net investment in sales-type leases - long term	2,038	4,439
Property, plant and equipment, net	191,437	199,951
Goodwill	386,728	387,108
Other intangible assets, net	117,448	142,122
Other non-current assets	20,428	31,219

Total non-current assets	718,079	764,839

Total assets	$1,365,809	$1,379,750

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$38,944	$39,849
Current portion of long term-debt	5,143	5,143
Accrued expenses and other current liabilities	34,257	30,041
Accrued compensation and related benefits	32,382	35,356
Deferred revenues	53,102	52,908

Total current liabilities	163,828	163,297

Non-current liabilities
Long-term debt	23,286	27,143
Deferred tax liabilities	1,836	7,069
Deferred revenues - long-term	16,009	15,200
Other non-current liabilities	30,459	32,899

Total non-current liabilities	71,590	82,311

Total liabilities	235,418	245,608

Redeemable non-controlling interests	931	1,635

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 thousands shares; 53,810 thousands shares and 53,631 thousands shares issued and outstanding at September 30, 2018 and December 31, 2017, respectively	146	145
Additional paid-in capital	2,675,762	2,663,274
Accumulated other comprehensive loss	(8,815)	(7,023)
Accumulated deficit	(1,537,633)	(1,523,906)
Equity attributable to Stratasys Ltd.	1,129,460	1,132,490
Non-controlling interest	-	17

Total equity	1,129,460	1,132,507

Total liabilities and equity	$1,365,809	$1,379,750

Stratasys Ltd.

Consolidated Statements of Operations

(in thousands, except per share data)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net sales
Products	$109,647	$108,401	$331,967	$344,509
Services	52,402	47,466	154,151	144,510
	162,049	155,867	486,118	489,019

Cost of sales
Products	48,640	49,840	147,120	159,043
Services	34,481	30,788	100,773	94,465
	83,121	80,628	247,893	253,508

Gross profit	78,928	75,239	238,225	235,511

Operating expenses
Research and development, net	25,786	21,767	74,585	69,652
Selling, general and administrative	49,792	60,345	168,684	190,406
	75,578	82,112	243,269	260,058

Operating loss	3,350	(6,873)	(5,044)	(24,547)

Financial income (expense), net	(39)	(305)	(114)	380

Loss before income taxes	3,311	(7,178)	(5,158)	(24,167)

Income tax expenses	304	2,571	1,110	5,205

Share in losses of associated companies	(3,752)	(489)	(11,185)	(1,006)

Net loss	(745)	(10,238)	(17,453)	(30,378)

Net loss attributable to non-controlling interests	(66)	(81)	(182)	(377)

Net loss attributable to Stratasys Ltd.	$(679)	$(10,157)	$(17,271)	$(30,001)

Net loss per ordinary share attributable to Stratasys Ltd.
Basic	$(0.01)	$(0.19)	$(0.34)	$(0.57)
Diluted	(0.01)	(0.19)	(0.34)	(0.57)

Basic	53,769	53,012	53,716	52,827
Diluted	53,769	53,012	53,716	52,827

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Results of Operations

		Three Months Ended September 30,
		2018	Non-GAAP	2018	2017	Non-GAAP	2017
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$78,928	$5,545	$84,473	$75,239	$6,598	$81,837
	Operating income (loss) (1,2)	3,350	4,815	8,165	(6,873)	14,933	8,060
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	(679)	6,383	5,704	(10,157)	14,299	4,142
	Net income (loss) per diluted share attributable to Stratasys Ltd. (4)	$(0.01)	$0.12	$0.11	$(0.19)	$0.27	$0.08

(1)	Acquired intangible assets amortization expense		5,221			5,688
	Non-cash stock-based compensation expense		351			642
	Reorganization and other related costs		(27)			72
	Merger and acquisition related expense		-			196
			5,545			6,598

(2)	Acquired intangible assets amortization expense		2,532			2,593
	Non-cash stock-based compensation expense		3,662			4,256
	Change in fair value of obligations in connection with acquisitions		-			65
	Gain from divestiture, net of transaction costs		(7,016)			-
	Reorganization and other related costs		92			383
	Merger and acquisition related expense		-			1,038
			(730)			8,335
			4,815			14,933

(3)	Corresponding tax effect		(750)			(836)
	Acquired intangible assets amortization and write-off related to equity method investments		2,318			202
			$6,383			$14,299

(4)	Weighted average number of ordinary shares outstanding- Diluted	53,769		53,992	53,012		53,664

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Results of Operations

		Nine Months Ended September 30,
		2018	Non-GAAP	2018	2017	Non-GAAP	2017
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$238,225	$16,852	$255,077	$235,511	$19,996	$255,507
	Operating income (loss) (1,2)	(5,044)	28,750	23,706	(24,547)	47,708	23,161
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	(17,271)	33,789	16,518	(30,001)	45,729	15,728
	Net income (loss) per diluted share attributable to Stratasys Ltd. (4)	$(0.34)	$0.65	$0.31	$(0.57)	$0.86	$0.29

(1)	Acquired intangible assets amortization expense		15,645			17,081
	Non-cash stock-based compensation expense		1,180			2,084
	Reorganization and other related costs		27			303
	Merger and acquisition related expense		-			528
			16,852			19,996

(2)	Acquired intangible assets amortization expense		7,629			7,725
	Non-cash stock-based compensation expense		10,526			12,049
	Change in fair value of obligations in connection with acquisitions		-			1,378
	Gain from divestiture, net of transaction costs		(7,016)
	Reorganization and other related costs		631			2,667
	Merger and acquisition related expense		128			3,893
			11,898			27,712
			28,750			47,708

(3)	Corresponding tax effect		(2,661)			(2,571)
	Acquired intangible assets amortization and write-off related to equity method investments		7,700			592
			$33,789			$45,729

(4)	Weighted average number of ordinary shares outstanding- Diluted	53,716		53,820	52,827		53,521

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Forward Looking Guidance

Fiscal Year 2018

(in millions, except per share data)
GAAP net loss	($10) to ($2)

Adjustments
Stock-based compensation expense	$16 to $17
Intangible assets amortization expense	$34
Net Gains for Divestitures	($23) to ($22)
Reorganization Related Expense	$6 to $7
Tax expense (Income) related to Non-GAAP adjustments	($1) to $1

Non-GAAP net income	$27 to $30

GAAP loss per share	($0.19) to ($0.04)

Non-GAAP diluted earnings per share	$0.50 to $0.55